Registered with the Public Company Accounting Oversight Board

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010

Dear Sir/Madam:

We are the predecessor independent registered public accounting firm for Huifeng Bio-Pharmaceutical Technology, Inc. (the “Company”). We have read the Company’s disclosure set forth in Item 4.01, “Changes in Registrant’s Certifying Accountant”, of the Company’s Current Report on Form 8-K dated February 19, 2010 (the Current Report) and are in agreement with the disclosure in the Current Report insofar as it pertains to our firm.

Yours faithfully,

/s/ JIMMY C.H. CHEUNG & CO.
JIMMY C.H. CHEUNG & CO.
Certified Public Accountants

Hong Kong

Date: February 19, 2010

1607 Dominion Centre, 43 Queen’s Road East, Wanchai, Hong Kong
Telephone : (852) 25295500     Fax:   (852) 21277660
Email         : jimmy.cheung@jchcheungco.hk
Website     : http://www.jchcheungco.hk